Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

February 13, 2007

Via EDGAR and Facsimile

United State Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington DC 20549

Attention: Christine Davis, Staff Accountant

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 8, 2006
File No. 000-15086

Dear Ms. Davis:

Sun Microsystems, Inc. has received the letter of the staff of the Securities and Exchange Commission dated February 5, 2007 related to the Annual Report on Form 10-K for the fiscal year ended June 30, 2006. As we discussed, we will respond to the letter no later than February 23, 2007.

Please call me at (650) 786-2298 if you have any questions concerning this matter.

Sincerely,

/s/ CRAIG NORRIS
Craig Norris
Director of Corporate Securities